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METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK  DIVIDENDS

	The ratio of adjusted earnings to fixed charges and preferred stock dividends was computed using the following tabulations to compute adjusted earnings and the defined fixed charges and preferred stock dividends.
			Year Ended
			September 30
			(Dollars in Thousands)
	1996	1995	1994	1993	1992
Income (loss) before extra-
	ordinary item................	$ 8,038	$6,303	$ 5,478	$8,303	$ 2,927
Add:
	Interest.....................	18,788	16,381	19,895	19,442	21,299
	Taxes (benefit) on income....	4,235	3,108	4,422	1,871	213
Adjusted Earnings...............	$31,061	$25,792	$28,365	$32,167	$26,097



Preferred stock dividend require-
	ments........................	$3,868	$ 4,038	$ 3,423	$3,313	$ 3,399
Ratio factor of income after
	provision for income taxes to
	income before provision for
	income taxes.................	66%	67%	66%	66%	64%
Preferred stock dividend factor on
	pretax basis.................	5,880	6,006	5,220	5,020	5,311
Fixed Charges
	Interest.....................	18,788	16,381	19,895	19,442	21,299
	Capitalized Interest.........	2,468	2,730	2,152	3,013	270
	Fixed charges and preferred
	stock dividends.............	$27,136	$25,117	$27,267	$27,475	$26,880
Ratio of Adjusted Earnings to
	Fixed Charges and Preferred
	Stock Dividends..............		   1.14		1.03		1.04			1.17			.97
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